Filed Pursuant to Rule 424(b)(3)

Registration No. 333-191049

STEADFAST APARTMENT REIT, INC.

SUPPLEMENT NO. 1 DATED FEBRUARY 13, 2014

TO THE PROSPECTUS DATED DECEMBER 30, 2013

This document supplements, and should be read in conjunction with, our prospectus dated December 30, 2013, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 1 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 1 is to disclose:

•            the status of our public offering;

•            suitability standards with respect to investors in Nebraska; and

•            an update to “Risk Factors.”

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on December 30, 2013. The terms of our public offering require us to deposit all subscription proceeds in escrow pursuant to the terms of our escrow agreement with UMB Bank, N.A., our escrow agent, until the earlier of the date that we receive subscriptions aggregating at least $2,000,000 (including shares purchased by our sponsor, its affiliates and our directors and officers) or December 31, 2014. As of February 13, 2014, we had not received subscriptions aggregating at least $2,000,000 and the subscription proceeds held in escrow have not been released to us.

Suitability Standards with Respect to Investors in Nebraska

The following information should be read in conjunction with the discussion contained in the “Suitability Standards” section of our prospectus beginning on page i and Appendix B: Form of Subscription Agreement.

Nebraska - Nebraska investors must limit their investment in us and in the securities of other similar programs to 10% of such investor’s net worth (excluding the value of the investor’s home, home furnishings, and automobiles).

Update to “Risk Factors”

The “Risk Factors —General Investment Risk” section of our prospectus is amended to include the following item, which should be read in conjunction with the “Risk Factors” section of our prospectus in its entirety.

We report modified funds from operations, or MFFO, a non-GAAP financial measure.

We report modified funds from operations, or MFFO, a non-GAAP financial measure, which we believe to be an appropriate supplemental measure to reflect our operating performance.

Not all public, non-listed REITs calculate MFFO the same way, so comparisons of our MFFO with that of other public, non-listed REITs may not be meaningful. MFFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. MFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering where the price of a share of common stock is a stated value and there is no regular net asset value determination during the offering stage and for a period thereafter. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO. MFFO should only be used to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that we will use to calculate MFFO. In the future, the SEC or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and in response to such standardization we may have to adjust our calculation and characterization of MFFO accordingly.